                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2006
                        -----------------------------

                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
                       ----------------------------------
                (Translation of registrant's name into English)

                  30 Finsbury Square, London EC2A 1AG, ENGLAND
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F__X__ Form 40-F____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes____ No__X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                    -------

Description of document filed:  Notice of AGM 2005
                                ------------------

        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
  If you are in any doubt about the action to be taken, you should immediately consult your stockbroker, solicitor, accountant or other independent financial adviser authorized under the Financial Services and Markets Act 2000.

        This document should be read in conjunction with the accompanying
           Annual Report or Annual Review in respect of the year ended
                    December 31, 2004 (the "Annual Report").

 If you have sold or transferred your holding of shares in AMVESCAP PLC, please send this document and the accompanying form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to
                          the purchaser or transferee.

                                   ----------

                                  AMVESCAP PLC

                                   ----------

                        Notice of Annual General Meeting
                          to be held on April 28, 2005

     Notice of the Annual General Meeting of AMVESCAP PLC to be held at the registered office of AMVESCAP PLC, 7th Floor, 30
        Finsbury Square, London EC2A 1AG, on Thursday, April 28, 2005, at
       11:00 am (the "AGM"), is set out on pages 6 to 7 of this document.

        A shareholder entitled to attend and vote at the AGM may appoint one or more proxies (who need not be shareholders of the company)
                to attend and, on a poll, to vote on his behalf.

             Shareholders are requested to complete the accompanying form of proxy for use at the AGM and return it to the company's registrar, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road,
         Beckenham, Kent BR3 4TU (the "Registrar"), so as to be received as soon as possible, and in any event not later than 11:00 am on Tuesday, April 26, 2005.

       Alternatively, shareholders may lodge their proxy through the CREST system or via the Registrar's website at www.capitaregistrars.com by using the investor code contained on the form of proxy enclosed with this notice, in each case at any time prior to 11:00 am on Tuesday, April 26, 2005.

          The return or lodging of a proxy via any of these means will not preclude a shareholder from attending and voting in person at the AGM.

                                  AMVESCAP PLC
          (Registered and Incorporated in England and Wales No. 308372)

DIRECTORS:
C.W. Brady (Chairman)
R.D. Adams
Sir John Banham
The Hon. M.D. Benson
J.R. Canion
Dr. T. Fischer
R.H. Graham
D. Kessler
E. Lawrence
B. Longstreth
J.I. Robertson
J.D. Rogers
S.K. West

SECRETARY:
M.S. Perman

REGISTERED OFFICE:
30 Finsbury Square
London EC2A 1AG


                                                                   March 8, 2005

To holders of the company's Ordinary Shares of 25p each, holders of the company's American Depositary Shares, and the holder of the Special Voting Share of 25p

DEAR FELLOW SHAREHOLDERS,

ANNUAL GENERAL MEETING

I am writing to invite you to join us at this year's Annual General Meeting of the company, to be held at 11:00 am on Thursday, April 28, 2005, on the 7th Floor of our corporate headquarters at 30 Finsbury Square, London EC2A 1AG (the "AGM"), and to explain the proposals which shareholders are invited to approve at the AGM. The formal Notice of Meeting and resolutions to be proposed are set out on pages 6 to 7 of this document.

DIRECTORS' POWER TO ALLOT SHARES

At the AGM, Resolution 12 will be proposed in order to effect a renewal of the directors' authority to allot the present unissued share capital of the company up to a maximum of 239,000,000 Ordinary Shares (which would constitute approximately 29.5 percent of the company's issued ordinary share capital as of March 8, 2005 (excluding any future treasury shares), such being the latest practicable date prior to publication of the enclosed Notice of Annual General Meeting). As of that date, the company did not hold any shares in treasury.

Resolution 13 will be proposed as a Special Resolution to renew the directors' authority to allot equity securities for cash otherwise than strictly pro-rata to existing shareholders, up to a maximum of 40,500,000 Ordinary Shares (which would constitute approximately 5.0 percent of the issued ordinary share capital as of March 8, 2005). Resolution 13 would also empower the Directors to issue shares otherwise than strictly pro-rata to existing shareholders in connection with a rights issue, and to take certain practical steps to facilitate such an issue. For this purpose, allotments of equity shares for cash will include sales by the company of any shares held by it which it has repurchased and held in treasury.

Although the directors have no present intention of utilizing these authorities, they believe that it is appropriate that they have such flexibility. The directors would take into account the best interests of shareholders generally in reviewing any future actions which would result in the issuance of shares.

The authorities conferred by Resolutions 12 and 13 will, unless renewed prior to such time, lapse on April 27, 2010.

POWER TO PURCHASE SHARES

Resolution 14 will be proposed as a Special Resolution to enable the company to purchase in the market up to a maximum of 81,076,000 Ordinary Shares for cancellation or to be held in treasury, (which number would constitute approximately 9.9 percent of the issued ordinary share capital as of March 8,
2005) at a minimum price of 25p per share and a maximum price per share of not more than 5 percent above the average of the middle market quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to the date of such purchase.

If approved, the directors will use the authority conferred by Resolution 14 with discretion and with a view to enhancing shareholder value. Purchases will only be made in the light of market conditions prevailing at the time, where the directors consider this will result in an increase in earnings per share, and where the directors have concluded that such action will be in the best interests of shareholders generally. Any purchases made by the company will be announced by no later than 8:30 am (London time) on the business day following the transaction.

There are a total of 130,233,757 Ordinary Shares over which options to subscribe for equity shares outstanding as of March 8, 2005, have been granted under the AMVESCAP No. 3 Executive Share Option Scheme and the AMVESCAP 2000 Share Option Plan. Such number represents approximately 16.1 percent of the issued ordinary share capital as of such date. Such options would represent approximately 17.8 percent of the issued ordinary share capital of the company if the full authority to buy back shares given by Resolution 13 of the Annual General Meeting of April 30, 2003, had been used, and approximately 17.8 percent of the issued ordinary share capital of the company if the full authority being sought pursuant to Resolution 14 is used.

AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Under new legislation embodied in the Companies (Audit, Investigations and Community Enterprise) Act 2004, the company is permitted to indemnify its directors against any liability incurred by a director to any person (other than the company or any associated company) in connection with any negligence, default, breach of duty or breach of trust in relation to the company. The legislation also allows the company to advance to its directors funds to cover the costs incurred by a director in defending certain legal proceedings against him or her. Previously, a company incorporated in England had only been able to fund a director's defence costs once final judgement in the director's favour had been reached. Since directors are increasingly being added as defendants in actions against companies, and litigation is often very lengthy and expensive, the Board believes that the risk of directors being placed under significant financial strain is increasing.

The Board therefore proposes in Resolution 16 that the Memorandum and Articles of Association be amended to expand the terms of the indemnities currently included in the Articles of Association in order to take advantage of the new provisions relating to the advance of defence costs. Individual directors would still be liable to repay their defence costs to the extent funded by AMVESCAP if their defence against criminal proceedings or proceedings brought by the company is unsuccessful. Resolution 16 will be proposed as a Special Resolution.

The Board proposes in Resolution 15 to make an additional change to the Articles of Association in order to bring the company in line with current corporate governance best practice. Resolution 15 would effect an amendment to Article 127 of the company's Articles of Association to reflect principle A.2 of the Combined Code in relation to the division of responsibilities between the Chairman and Chief Executive Officer. Resolution 15 will be proposed as Special Resolution.

A summary of the principal differences between the proposed new and the current texts of these portions of the Memorandum and Articles of Association is set out in Appendix 1.

ELECTION OF DIRECTORS

The company's Articles of Association require each director to retire from office at the Annual General Meeting held in the third calendar year following the year in which he was last elected or re-elected. Each of Messrs. Rex Adams, Sir John Banham, Charles Brady and Denis Kessler was last re-elected at the Annual General Meeting in 2002 and therefore offers himself for re-election at the AGM.

The company's Articles of Association require any director appointed to the Board during the year to stand for election at the next Annual General Meeting. Each of Mr. Edward Lawrence and Mr. John D. Rogers was both appointed to the Board since the last Annual General Meeting and thus offers himself for election by shareholders at the AGM.

Special notice has been given in respect to the resolution to propose the re-election of Mr. Bevis Longstreth (who has served as a director on the board since 1993) and who is over the age of 70 years. Mr. Longstreth offers himself for re-election.

Mr. Stephen West will be retiring from the Board with effect from the conclusion of the AGM.

Biographies for all of the directors seeking re-election are set out below.

REX D. ADAMS (64) NON-EXECUTIVE (USA)

Rex Adams has served as a non-executive director of our company since November 2001 and is Chairman of the Remuneration Committee. Mr. Adams was Dean of the Fuqua School of Business at Duke University from 1996 to 2001 and is now a professor of business administration. He joined Mobil International in London in 1965 and served as Executive Vice President of Administration for Mobil Corporation from 1988 to 1996. Mr. Adams received a B.A. magna cum laude from Duke University. He was selected as a Rhodes scholar in 1962 and studied at Merton College, Oxford University. Mr. Adams serves on the Boards of directors of Allegheny Corporation, PBS and Vintage Petroleum.

SIR JOHN BANHAM (64) NON-EXECUTIVE (UK) SENIOR INDEPENDENT DIRECTOR

Sir John Banham has served as a non-executive director of our company since 1999 and is Chairman of the Nomination and Corporate Governance Committee. He is Chairman of Whitbread PLC, Geest plc as well as Cyclacel Limited and ECI Ventures LLP. Sir John was Director General of the Confederation of British Industry from 1987 to 1992, a director of both National Power and National Westminster Bank from 1992 to 1998, Chairman of Tarmac PLC from 1994 to 2000, and Chairman of Kingfisher PLC from 1995 to 2001. Sir John is a graduate of Cambridge University and has been awarded honorary doctorates by four leading U.K. universities.

CHARLES W. BRADY (69) EXECUTIVE CHAIRMAN (USA)

Charles Brady has served as Executive Chairman of the Board of Directors of our company since 1993, Chief Executive Officer of our company since 1992 and as a director of our company since 1986. He was a founding Partner of INVESCO

Capital Management Inc., which merged with our predecessor organization in 1988. Mr. Brady began his investment career in 1959 after graduating with a B.S. from the Georgia Institute of Technology. He also attended the Advanced Management Program at the Harvard Business School. Mr. Brady is a director of the Atlanta College of Art, a Trustee of the Georgia Tech Foundation and the Carter Library and a director of the National Bureau of Asian Research.

DENIS KESSLER (52) NON-EXECUTIVE (FRANCE)

Denis Kessler has served as a non-executive director of our company since March 2002. A noted economist, Mr. Kessler is Chairman and Chief Executive Officer of SCOR. He is Chairman of the Boards of Directors of SCOR U.S. Corporation, SCOR Life U.S. Reinsurance and SCOR Reinsurance Company, and serves as a member of the boards of directors of Dexia SA, BNP Paribas, Bollore Investissement SA, Dassault Aviation and Cogedim. Mr. Kessler received a Diplome from the Paris Business School (HEC) and a Doctorat d'Etat in economics from the University of Paris.

EDWARD LAWRENCE (63) NON-EXECUTIVE (USA)

Edward Lawrence has served as a non-executive director of our company since October 2004. He is a partner at Ropes & Gray, a Boston law firm, where he also heads the investment committee of the firm's Trust Department. Mr. Lawrence is a graduate of Harvard College and earned a J.D. from Columbia University Law School. He serves on the board of the Attorneys' Liability Assurance Society, Ltd., is Chairman of the Board of the Massachusetts General Hospital and is Trustee of both Partners Healthcare System, Inc. in Boston and McLean Hospital in Belmont, MA.

BEVIS LONGSTRETH (71) NON-EXECUTIVE (USA)

Bevis Longstreth has served as a non-executive director of our company since 1993 and is Chairman of the Audit Committee. Mr. Longstreth was a Partner of Debevoise & Plimpton from 1970 to 1981, and from 1984 to 1997. He was a Commissioner of the Securities and Exchange Commission from 1981 to 1984. In 1999, Mr. Longstreth was appointed by the Public Oversight Board to the Panel on Audit Effectiveness, which conducted a study resulting in a report calling for major audit reform. In 2004, he was appointed by the newly-empowered Public Company Accounting Oversight Board to its Standing Advisory Group, on which he now sits. Mr. Longstreth is a frequent writer on issues of corporate governance, banking and securities law, and is the author of "Modern Investment Management and the Prudent Man Rule" (1986), a book on law reform. He is a graduate of Princeton University and the Harvard Law School and is a Trustee of the College Retirement Equities Fund (CREF).

JOHN D. ROGERS (43) EXECUTIVE VICE PRESIDENT & CHIEF EXECUTIVE OFFICER OF INVESCO DIVISION (USA)

John Rogers has served as Chief Executive Officer of INVESCO Institutional and as a member of the Executive Management Committee of our company since December 2000. He became Chief Executive Officer of the INVESCO Division in January 2003. He joined the company as Chief Investment Officer and President of INVESCO's Tokyo office in 1994 and became Chief Executive Officer and Co-Chief Investment Officer of INVESCO Global Asset Management (N.A.), Inc. in 1997. Mr. Rogers received a B.A. cum laude from Yale University and an M.A. from Stanford University. He is a Chartered Financial Analyst.

The Board of Directors and its Nomination and Corporate Governance Committee recommend the directors who are seeking re-election pursuant to Resolutions 4 through 10.

AUDITORS

The Audit Committee of the Board of Directors recommends to shareholders Resolution 11 relating to the re-election of Ernst & Young LLP as auditors to the company.

VOTING

I would ask you to note that this year, for the first time, all resolutions to be put to a vote at the AGM will be decided by a way of a poll rather than by show of hands. This is in accordance with the recommendations by the Myners Report issued in January 2004 and with emerging best practice. It will allow shareholders who are not able to come to the meeting, but who have appointed proxies, to have their votes taken into account. I will invite each shareholder and proxy present at the AGM to complete a poll card indicating how they wish to cast their votes in respect of each resolution. In addition, I will cast the votes for which I have been appointed proxy. Poll cards will be collected at the end of the meeting. Once the results have been verified by the Registrar, they will be notified to the London Stock Exchange and published on the company's website.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the amended Memorandum and Articles of Association of the company, together with copies of the directors' service contracts (and /or letters of appointment) with the company and any of its subsidiaries, and the register of directors' interests are available for inspection by any person at the company's registered office, 30 Finsbury Square, London EC2A 1AG, during normal business hours on any weekday (Saturdays and public holidays excepted) and will also be available at the venue of the AGM to any person for at least 15 minutes prior to, and until the conclusion of, the AGM.

RECOMMENDATION

The Board of Directors believes that the resolutions contained in the Notice of Meeting are in the best interests of the company and its shareholders as a whole and recommends you to vote in favour of them, as your directors intend to do in respect of their beneficial shareholdings.

ACTION TO BE TAKEN

If you are able to attend the AGM, we will be delighted to see you. There will be an opportunity for you to ask questions on each resolution being put to the AGM and on the company's business in general. If you are unable to attend, I would encourage you to submit your voting instructions in advance of the AGM as each vote is important, regardless of the number of shares you hold.

You will find enclosed a form of proxy. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it so as to reach Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (the "Registrar"), as soon as possible, and in any event not later than 48 hours before the time appointed for the AGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM. The company also offers shareholders the opportunity to cast their votes electronically in respect of the forthcoming AGM, either through the CREST proxy system or via the website of the Registrar, Capita Registrars, at www.capitaregistrars.com. Your proxy card, enclosed with the Notice of Meeting, will contain your own personal investor code, which you will need in order to register your vote via the Internet.

Yours faithfully,


------------------------------------
Charles W. Brady, Executive Chairman

Appendix 1

SUMMARY OF PROPOSED CHANGES TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

The principal change to be made to the Memorandum is as follows:

CURRENT         NEW
PARAGRAPH NO.   PARAGRAPH NO.   CHANGE
-------------   -------------   ------
                LLL             Following the Companies (Audit, Investigations
                                and Community Enterprise) Act 2004, companies
                                are permitted to: indemnify directors and others
                                against liability incurred to third parties in
                                connection with any negligence, default, breach
                                of duty or breach of trust; purchase and
                                maintain insurance against such liability; and
                                fund a director's expenditure in defending civil
                                or criminal proceedings against them. The
                                proposed new paragraph LLL specifically empowers
                                the company to adopt and implement these
                                provisions.

The principal changes to be made to the Articles are as follows:

CURRENT      NEW
ARTICLE NO   ARTICLE NO   CHANGE
----------   ----------   ------
86           86           This Article currently restricts the rights of proxies
                          to speak at general meetings of the company. The
                          Myners Report recommends that proxies should be
                          permitted to speak, and therefore the proposed
                          amendment brings the Articles in line with this
                          recommendation.

96.5(g)      96.5(g)      This Article, which lists exceptions to the general
                          rule that a director may not vote in respect of
                          contracts, arrangements or proposals in which he or
                          she has an interest, is proposed to be expanded so as
                          to allow an interested director to vote in connection
                          with any proposal relating to the new indemnification,
                          insurance or funding powers of the company.

--           127.2        This new Article is being separately proposed as
                          Resolution 15 to recognise Combined Code principle A.2
                          in relation to the division of responsibilities
                          between the Chairman and Chief Executive Officer. The
                          new Article will read: "The Board shall adopt terms of
                          reference setting out the division of responsibilities
                          between the roles of Chairman and Chief Executive
                          Officer from time to time to reflect legal and
                          corporate governance developments."

161          161          This Article currently deals with the indemnification
                          of directors, officers and auditors. It is proposed
                          that this Article be amended so as to apply to
                          indemnification of auditors only, and that the
                          indemnification of directors and officers be dealt
                          with in a new Article 162. The scope of the existing
                          indemnity for auditors is unchanged.

--           162.1        This new Article replaces Article 161 in relation to
                          the indemnification of directors and officers, in
                          terms permitted by the new legislation.

--           162.2        This Article implements the new provisions of the
                          Memorandum in respect of the advancement of directors'
                          defence costs as they are incurred.

                        Notice of Annual General Meeting
                                 of AMVESCAP PLC

NOTICE IS HEREBY GIVEN that the seventieth Annual General Meeting of AMVESCAP PLC will be held on the 7th Floor of the Registered Office of the company at 30 Finsbury Square, London EC2A 1AG on Thursday, April 28, 2005, at 11:00 am (the "AGM"), for the following purposes:

AS ORDINARY BUSINESS:

1. To receive and adopt the accounts for the year ended December 31, 2004, and the reports of the directors and auditors thereon, as set forth in the Annual Report

2. To receive and adopt the Report of the Board on Remuneration as set forth in the Annual Report.

3. To declare a final dividend of 5p per Ordinary Share payable on May 4, 2005, to shareholders on the register at the close of business on April 1, 2005.

4. To re-elect Rex Adams as a director of the company, who retires in accordance with Article 116.1 of the company's Articles of Association and, being eligible, offers himself for re-election

5. To re-elect Sir John Banham as a director of the company, who retires in accordance with Article 116.1 of the company's Articles of Association and, being eligible, offers himself for re-election.

6. To re-elect Charles W. Brady as a director of the company, who retires in accordance with Article 116.1 of the company's Articles of Association and, being eligible, offers himself for re-election.

7. To re-elect Denis Kessler as a director of the company, who retires in accordance with Article 116.1 of the company's Articles of Association and, being eligible, offers himself for re-election.

8. To elect Edward Lawrence as a director of the company, who was appointed since the last Annual General Meeting.

9. To re-elect Bevis Longstreth as a director of the company, who is a director over 70 years of age who is seeking re-election pursuant to
     Section 293 of the Companies Act 1985.

10. To elect John D. Rogers as a director of the company, who was appointed since the last Annual General Meeting.

11. To re-appoint Ernst & Young LLP as auditors, to hold office from the conclusion of the AGM to the conclusion of the next meeting of shareholders at which accounts are laid before the company, and to authorise the Audit Committee to fix their remuneration.

AS SPECIAL BUSINESS:

To consider and, if thought fit, pass the following resolutions, of which Resolution 12 will be proposed as an Ordinary Resolution and Resolutions 13, 14, 15 and 16 will be proposed as Special Resolutions.

ORDINARY RESOLUTION

12. THAT, the directors of the Company be, and they are hereby, generally and unconditionally authorized in accordance with section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in sub-section (2) of that section) up to an aggregate nominal amount of "L"59,750,000 provided that:

     (a) this authority, unless renewed or revoked, shall expire on April 27, 2010, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

     (b) upon the passing of this Resolution, the Resolution passed as Resolution 11 at the Annual General Meeting on April 29, 2004, shall be of no further force or effect (without prejudice to any previous exercise of the authorities granted thereby).

SPECIAL RESOLUTIONS

13.  THAT, subject to the passing of Resolution 12 above:

     (a)  the directors of the Company be, and are hereby, empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash as if section 89(1) of that Act did not apply to such allotment, provided that the power conferred by this Resolution shall be limited to:

          (i) any allotment of equity securities in connection with a rights issue, being an offer of equity securities to (1) the holders (other than the Company) of Ordinary Shares in the capital of the Company on the relevant register on a fixed record date in proportion (as nearly as may be) to their respective holdings of Ordinary Shares (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) and (2) other persons so entitled by virtue of the rights attaching to any other securities held by them, but subject in both cases to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or record dates or legal or practical problems under the laws of any territory or the requirements of any recognized regulatory body or stock exchange); and

          (ii) any allotments (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value not exceeding "L"10,125,000;

     (b)  this power, unless, renewed, shall expire on April 27, 2010;

     (c) the Company may make an offer or agreement before this power has expired which would or might require equity securities to be allotted after such expiry, and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired;

     (d) references (except in paragraph (f) below) to an allotment of equity securities shall include a sale of treasury shares;

     (e) upon the passing of this Resolution, the Resolution passed as Resolution 12 at the Annual General Meeting on April 29, 2004, shall be of no further force or effect (without prejudice to any previous exercise of the powers granted thereby);

     (f) the power in paragraph (a) above, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority conferred by Resolution 12 above; and

     (g) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for, or convert any securities into, shares of the Company, the nominal value of such shares which may be issued pursuant to such rights.

14. THAT, the Company is, pursuant to section 166 of the Companies Act 1985, hereby generally and unconditionally authorized to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 25p each in the capital of the Company ("Ordinary Shares") provided that:

     (a) the maximum number of Ordinary Shares hereby authorized to be purchased is 81,076,000;

     (b) the minimum price which may be paid for an Ordinary Share is 25p per Ordinary Share;

     (c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 percent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

     (d) the authority hereby conferred shall expire on the earlier of July 27, 2006, and the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time;

     (e) the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract; and

     (f) upon the passing of this Resolution, the Resolution passed as Resolution 13 at the Annual General Meeting on April 29, 2004, shall be of no further force or effect (without prejudice to any previous exercise of the authorities granted thereby).

15. THAT, Article 127 of the Articles of Association of the Company be amended by the insertion of new Article 127.2 which shall read as follows: "The Board shall adopt terms of reference setting out the division of responsibilities between the roles of Chairman and Chief Executive Officer from time to time."

16. THAT, the Memorandum and Articles of Association of the Company be amended so as to be in the form of the Memorandum and Articles of Association produced to the AGM and initialled by the Executive Chairman for the purposes of identification.

BY ORDER OF THE BOARD
Michael S. Perman, Secretary
March 8, 2005

REGISTERED OFFICE:
30 Finsbury Square
London EC2A 1AG
Registered Number: 308372, England

NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

1. A shareholder entitled to attend and vote at the AGM may appoint one or more proxies (who need not be members of the company) to attend and, on a poll, to vote on his or her behalf. In order to be valid, an appointment of proxy must be returned by one of the following methods:

     - in hard copy form by post, by courier or by hand to the company's Registrar, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, duly completed and executed, together with any power of attorney or other authority under which it is signed (or a notarially certified copy thereof); or

     - in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below; or

     - via www.capitaregistrars.com using the investor code contained in the form of proxy enclosed with this notice and in each case must be received by the company not less than 48 hours before the time of the AGM. The appointment of a proxy does not prevent a shareholder from attending and voting at this AGM.

2. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s)take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection,CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

3. A person entered on the Register of Members at close of business on April 26, 2005, ("a shareholder") is entitled to attend and vote at the AGM pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001. Any changes to the Register of Members after such time and date shall be disregarded in determining the rights of any person to attend and/or vote at the AGM. If the AGM is adjourned, entitlement to attend and vote at the adjourned AGM, and the number of votes which may be cast thereat, will be determined by reference to the company's register of members 48 hours before the time fixed for the adjourned AGM

4. Holders of the company's American Depositary Shares evidenced by American Depositary Receipts may exercise their votes through the Depositary, The Bank of New York.

5. Copies of the amended Memorandum and Articles of Association of the company, the directors' service contracts (and/or letter of appointment) with the company and the register of interests of the directors and their families in the share capital of the company are available for inspection at the registered office of the company during usual business hours (Saturdays, Sundays and public holidays excepted) and will be available at the place of the AGM from 15 minutes prior to and during the AGM.

AMVESCAP PLC
30 Finsbury Square
London EC2A 1AG
Tel: (44) (0) 207 638 0731
Fax: (44) (0) 207 065 3962
www.amvescap.com
Company Number: 308372

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AMVESCAP PLC
                                      --------------------------
                                             (Registrant)

Date:  11 April, 2006                 By /s/ Michael S. Perman
      ----------------------             -----------------------
                                              (Signature)

                                           Michael S. Perman
                                           Company Secretary